SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                           Commission File Number 0-15238

                        NOTIFICATION OF LATE FILING
[X] Form 10-K
For the Year Ended:  June 30, 1995

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                     Part I - Registrant Information

Full name of registrant:
  VICTORIA CREATIONS, INC.

Address of principal executive office (Street and Number):
  30 Jefferson Park Road

City, State and Zip Code:
  Warwick, RI 02888

                     Part II - Rule 12b-25 (b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

                           Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, could not be filed within the prescribed time period.

    During the year ended June 30, 1995, Registrant's Parent Company, United Merchants and Manufacturers, Inc., sold one of its operations and shutdown another. The latter was one of the Parent Company's segments. In addition, subsequent to fiscal year end, the Registrant and its Parent Company each renegotiated its borrowing arrangements with its current lender. The shutdown of the segment required that the Registrant's Parent Company's financial statements for applicable prior years be restated to report separately the results of operations and the assets and liabilities of the continuing and the discontinued businesses. The personnel who prepare the Registrant's filings with the Commission have been occupied in restating the Registrant's Parent Company's financial statements for prior years. They were also involved in the renegotiation of the borrowing arrangements for both companies. At the same time, the same personnel have been preparing Annual Reports on Form 10-K for both the Registrant and the Registrant's Parent Company. At this time, additional time is necessary to have the Form 10-K reviewed by all the Registrant's appropriate personnel and its independent auditors to assure adequate disclosure.

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                        Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Norman R. Forson               (201)                   837-1700
(Name)                         (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes  [ ] No

    Net sales for the year ended June 30, 1995 increased 17% over the net sales of $42.6 million reported for the prior year. Registrant will report operating income of approximately $2.0 million for the current year compared with operating loss of $537,000 for last year. Registrant will report a net loss of approximately $1.3 million for the year ended June 30, 1995 compared with a net loss of $2.1 million for fiscal 1994.



                         VICTORIA CREATIONS, INC.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 26, 1995      By /s/ Norman R. Forson
                                 Norman R. Forson
                                 Senior Vice President and
                                  Treasurer




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